FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of August 2007
CGGVeritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐  No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas acquires 15 percent interest in OHM
(ISIN: FR0000120164 — NYSE: CGV)
Paris, August 21, 2007
CGGVeritas is pleased to announce that, subsequent to the approval by the shareholders of Offshore Hydrocarbon Mapping plc (“OHM”), it has acquired 6 395 571 shares of OHM at a price of 240 pence per share, representing 15 per cent of OHM’s issued share capital.
On July 17, 2007, CGGVeritas and OHM entered into a strategic operating alliance under which both companies will jointly develop the global market for Controlled Source Electromagnetic imaging (“CSEM”) and capitalize on the integration opportunities between seismic and CSEM.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: FR0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
About OHM:
OHM (www.ohmsurveys.com) is a leading provider of Controlled Source Electromagnetic imaging (CSEM) services, including surveying, data processing, and data interpretation services to the offshore oil industry.
OHM is a public limited company whose shares are traded on the Alternative Investment Market (AIM) of the London Stock Exchange under the symbol “OHM”. The main offices are in Aberdeen.
Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel.: +33 1 64 47 38 10	Tel.: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGGVeritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date : August 21, 2007	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP